SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                         BROADWAY FINANCIAL CORPORATION
             (Exact name of Registrant as specified in its charter)

            Delaware                                95-4247287
            --------                                ----------
    (State or other jurisdiction         (I.R.S. Employer Identification No.)
  of incorporation or organization)

             4800 Wilshire Boulevard, Los Angeles, California 90010
               (Address of principal executive offices) (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be                   Name of each exchange on which each
     so registered                                class is to be registered

       None                                               None

If this form relates to the registration of a class of If this form relates to the registration of a class of securities pursuant to Section.12(b) of the Exchange Act securities pursuant to Section 12(g) of the Exchange and is effective pursuant to General Instruction A.(c), Act and is effective pursuant to General Instruction check the following box. A.(d), check the following box.

Securities Act registration statement file number to which this form relates (if applicable): Not applicable.


Securities to be registered pursuant to Section 12(g) of the Act:


                        Preferred Stock Purchase Rights
                                (Title of Class)


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Item 1. Description of Registrant's Securities to be Registered

     On January 31, 2003, the Board of Directors of Broadway Financial Corporation (the "Company") declared a dividend distribution of one preferred share purchase right (a "Right") for each share of common stock, par value $0.01 per share (the "Common Shares") of the Company outstanding at the close business on February 13, 2003 (the "Record Date"). The dividend will be paid on the Record Date to holders of Common Shares on such date. The holders of any additional Common Shares issued after the Record Date and before the redemption or expiration of the Rights (or the Distribution Date, as defined below) will also be entitled to one Right for each such additional Common Share. Each right entitles the registered holder under certain circumstances to purchase from the Company one one-hundredth of a Series A Junior Participating Preferred Share, par value $0.01 per share (the "Participating Preferred Shares"), of the Company at a price of $35.00 per one one-hundredth of a Participating Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement dated as of January 31, 2003 between the Company and US Stock Transfer Corporation, as rights agent (the "Rights Agreement").

     Initially, the Rights will be attached to and evidenced by certificates evidencing Common Shares, and no separate certificates for the Rights will be distributed. With certain exceptions, the Rights will become exercisable and will be evidenced by separate certificates only after the earlier to occur of:

     (1) Ten days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding Common Shares (thereby becoming an "Acquiring Person"), or

     (2) Fifteen business days (or such later date as may be determined by the Board of Directors prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) following the commencement of a tender or exchange offer the consummation of which would result in the beneficial ownership by a person or group of persons of 15% or more of the outstanding Common Shares.

     (3) Ten business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) after the filing of any application, request or other document with a governmental agency seeking approval of, attempting to rebut any presumption of control upon, or indicating an intention to enter into, any transaction or series of transactions that would result in any person becoming the beneficial owner of 15% or more of the outstanding Common Shares. (The first to occur of the dates is referred to in the Rights Agreement and herein as the "Distribution Date").

     Notwithstanding the foregoing, the Distribution Date will not occur with respect to any person who as of January 31, 2003 beneficially owns 15% or more of the outstanding Common Shares (a "Grandfathered Person"), unless such person acquires beneficial ownership of more than an additional 1/2% of such Common Shares. Upon any sale or other transfer of Common Shares by a Grandfathered


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Person,  the amount of Common Shares that the Grandfathered  Person may continue to beneficially own without causing the Distribution Date to occur will be reduced to the Grandfathered Person's percentage beneficial ownership of the outstanding Common Shares as of the time immediately after the sale or other transfer, plus an additional 1/2%. A person will cease to be a Grandfathered Person once such person's beneficial ownership of the outstanding Common Shares falls below 15%.

     Common Share certificates issued upon transfer or issuance of Common Shares after the Record Date and prior to the Distribution Date (or earlier redemption or expiration of the Rights) will contain a notation incorporating the Rights Agreement by reference. If the Board of Directors in good faith determines that a person who would otherwise be an Acquiring Person has become such inadvertently, and such person divests as promptly as practicable a sufficient number of Common Shares so that such person would no longer be an Acquiring Person, then such person shall not be deemed to be an Acquiring Person for purposes of the Rights Agreement.

     The Rights will expire on January 31, 2013 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

     The Purchase Price payable, and the number of Participating Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment under certain circumstances from time to time to prevent dilution. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

     Participating Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Participating Preferred Share will be entitled to a minimum preferential quarterly distribution payment, when, as and if authorized by the Board of Directors out of funds legally available for such purpose, of $1.00 per share but will be entitled to an aggregate distribution of 100 times any distribution declared per Common Share. In the event of liquidation, the holders of the Participating Preferred Shares will be entitled to a minimum preferential liquidation payment of $1.00 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Participating Preferred Share will have 100 votes, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Participating Preferred Share will be entitled to receive 100 times the amount received per Common Share. In the event of issuance of Participating Preferred Shares upon exercise of the Rights, in order to facilitate trading, a depositary receipt may be issued for each one one-hundredth of a Participating Preferred Share. The Rights will be protected by customary antidilution provisions.

     In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision will be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive, upon exercise thereof, a number of Common Shares having a market value (determined in accordance with the Rights Agreement) equal to two times the Purchase Price. In lieu of the issuance of Common Shares upon exercise of Rights, the Board of


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

Directors may under certain circumstances, and if there is an insufficient number of Common Shares authorized but unissued to permit the exercise in full of the Rights, the Board is required to, take such action as may be necessary to cause the Company to issue or pay upon the exercise of Rights, cash (including by way of a reduction of the Purchase Price), property, other securities or any combination of the foregoing having an aggregate value equal to that of the Common Shares which otherwise would have been issuable upon exercise of the Rights. The Company may permit the Rights to be exercised for 50% of the Common Shares (or cash, property or other securities that may be substituted for Common Shares) that would otherwise be purchasable upon exercise thereof in consideration of the surrender of the Rights so exercised and without other payment of the Purchase Price.

     In the event that, after any person or group becomes an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, a number of shares of common stock of the acquiring company having a market value (determined in accordance with the Rights Agreement) equal to two times the Purchase Price.

     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by that person or group of 50% or more of the outstanding Common Shares, the Board of Directors may exchange the Rights (other than Rights owned by that person or group which will have become void), in whole or in part, at an exchange ratio of one Common Share (or one one-hundredth of a Participating Preferred Share) per Right (subject to adjustment).

     As soon as practicable after the Distribution Date, the Company is obligated to use its best efforts to file a registration statement under the Securities Act of 1933, as amended, relating to the securities issuable upon exercise of Rights and to cause such registration statement to become effective as soon as practicable.

     At any time prior to the time a person or group of persons becomes an Acquiring Person, the Board of Directors may redeem the Rights, in whole but not in part, at a redemption price of $0.01 per Right (the "Redemption Price"), payable in cash, Common Shares or any other form of consideration deemed appropriate by the Board of Directors. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon the effectiveness of any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     The terms of the Rights may be amended by the Board of Directors without the consent of the holders of the Rights, except that from and after the time any person or group of affiliated or associated persons becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights. Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable.


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

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company at the Redemption Price prior to the time that a person or group has acquired beneficial ownership of 15% or more of the Common Shares.

     The Rights Agreement, which specifies the terms of the Rights and the Participating Preferred Shares, and the Company's February 3, 2003 press release, in which the declaration of the dividend distribution of the Rights was announced, have been filed as exhibits to this report and are incorporated herein by reference. The foregoing description in this Item 5 is qualified in its entirety by reference to the Rights Agreement, including the definitions therein of certain terms.

Item 2. Exhibits

     4.1. Rights Agreement dated as of January 31, 2003 between Broadway Financial Corporation and US Stock Transfer Corporation, as Rights Agent, including Exhibit A (Form of Certificate of Designation, Rights and Preferences relating to the Series A Junior Participating Preferred Shares) thereto and Exhibit B (Form of Right Certificate) thereto. (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 4, 2003.)


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



                                   SIGNATURES


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


Date:    February 3, 2003


                         BROADWAY FINANCIAL CORPORATION

                         By:   /s/ Paul C. Hudson
                             --------------------------------
                               Paul C. Hudson
                               Chief Executive Officer and President

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